SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

Pulmonx Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

745848101

(CUSIP Number)

September 30, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 745848101

1	Name of Reporting Persons ABG-Pulmonx Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 833,333
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 833,333
9	Aggregate Amount Beneficially Owned by Each Reporting Person 833,333
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.5% (1)
12	Type of Reporting Person (See Instructions) CO

____________________

(1) Based on 33,925,419 shares of Common Stock outstanding, as reported in the Prospectus filed by the Issuer on October 1, 2020 (and prior to any option exercise by the underwriters).

CUSIP No. 745848101
1	Name of Reporting Persons Ally Bridge Group Innovation Capital Partners III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 833,333 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 833,333 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 833,333 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.5% (2)
12	Type of Reporting Person (See Instructions) PN

____________________

(1) Includes 833,333 shares of Common Stock held by ABG-Pulmonx Limited. Ally Bridge Group Innovation Capital Partners III, L.P. owns 100% of the ordinary voting shares of ABG-Pulmonx Limited and may be deemed to beneficially own the Common Stock held by ABG-Pulmonx Limited.

(2) Based on 33,925,419 shares of Common Stock outstanding, as reported in the Prospectus filed by the Issuer on October 1, 2020 (and prior to any option exercise by the underwriters).

CUSIP No. 745848101
1	Name of Reporting Persons ABG Innovation Capital Partners III GP, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 833,333 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 833,333 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 833,333 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.5% (2)
12	Type of Reporting Person (See Instructions) PN

____________________

(1) Includes 833,333 shares of Common Stock held by ABG-Pulmonx Limited. ABG Innovation Capital Partners III GP, L.P. is the general partner of Ally Bridge Group Innovation Capital Partners III, L.P., which owns 100% of the ordinary voting shares of ABG-Pulmonx Limited, and may be deemed to beneficially own the Common Stock held by ABG-Pulmonx Limited.

(2) Based on 33,925,419 shares of Common Stock outstanding, as reported in the Prospectus filed by the Issuer on October 1, 2020 (and prior to any option exercise by the underwriters).

CUSIP No. 745848101
1	Name of Reporting Persons ABG Innovation Capital Partners III GP Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 833,333 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 833,333 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 833,333 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.5% (2)
12	Type of Reporting Person (See Instructions) CO

____________________

(1) Includes 833,333 shares of Common Stock held by ABG-Pulmonx Limited. ABG Innovation Capital Partners III GP Limited is the general partner of ABG Innovation Capital Partners III GP, L.P., which is the general partner of Ally Bridge Group Innovation Capital Partners III, L.P., which owns 100% of the ordinary voting shares of ABG-Pulmonx Limited, and may be deemed to beneficially own the Common Stock held by ABG-Pulmonx Limited.

(2) Based on 33,925,419 shares of Common Stock outstanding, as reported in the Prospectus filed by the Issuer on October 1, 2020 (and prior to any option exercise by the underwriters).

CUSIP No. 745848101
1	Name of Reporting Persons ABG YY Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 303,030
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 303,030
9	Aggregate Amount Beneficially Owned by Each Reporting Person 303,030
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.9% (1)
12	Type of Reporting Person (See Instructions) CO

____________________

(1) Based on 33,925,419 shares of Common Stock outstanding, as reported in the Prospectus filed by the Issuer on October 1, 2020 (and prior to any option exercise by the underwriters).

CUSIP No. 745848101
1	Name of Reporting Persons ABG Management Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 578,030 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 578,030 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 578,030 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.7% (2)
12	Type of Reporting Person (See Instructions) CO

____________________

(1) Includes (i) 303,030 shares of Common Stock held by ABG YY Limited and (ii) 275,000 shares of Common Stock held by Ally Bridge MedAlpha Master Fund L.P.. ABG Management Ltd. has a contractual right to appoint a director to the board of directors of ABG YY Limited. ABG Management Ltd. may be deemed to beneficially own the Common Stock held by ABG YY Limited. Ally Bridge Group (NY) LLC and Ally Bridge MedAlpha Management L.P. acting through its general partner Ally Bridge MedAlpha Management GP, LLC manage Ally Bridge MedAlpha Master Fund L.P.’s investments. ABG Management Ltd. is the sole member of Ally Bridge Group (NY) LLC and Ally Bridge MedAlpha Management GP, LLC and may be deemed to beneficially own the Common Stock held by Ally Bridge MedAlpha Master Fund L.P..

(2) Based on 33,925,419 shares of Common Stock outstanding, as reported in the Prospectus filed by the Issuer on October 1, 2020 (and prior to any option exercise by the underwriters).

CUSIP No. 745848101
1	Name of Reporting Persons ABG WTT- Pulmonx Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 815,019
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 815,019
9	Aggregate Amount Beneficially Owned by Each Reporting Person 815,019
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.4% (1)
12	Type of Reporting Person (See Instructions) CO

____________________

(1) Based on 33,925,419 shares of Common Stock outstanding, as reported in the Prospectus filed by the Issuer on October 1, 2020 (and prior to any option exercise by the underwriters).

CUSIP No. 745848101
1	Name of Reporting Persons Ally Bridge Group-WTT Global Life Science Capital Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 815,019 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 815,019 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 815,019 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.4% (2)
12	Type of Reporting Person (See Instructions) PN

____________________

(1) Includes 815,019 shares of Common Stock held by ABG WTT- Pulmonx Limited. Ally Bridge Group-WTT Global Life Science Capital Partners, L.P. owns 100% of the equity of ABG WTT- Pulmonx Limited and may be deemed to beneficially own the Common Stock held by ABG WTT- Pulmonx Limited.

(2) Based on 33,925,419 shares of Common Stock outstanding, as reported in the Prospectus filed by the Issuer on October 1, 2020 (and prior to any option exercise by the underwriters).

CUSIP No. 745848101
1	Name of Reporting Persons ABG-WTT Global Life Science Capital Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 815,019 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 815,019 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 815,019 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.4% (2)
12	Type of Reporting Person (See Instructions) PN

____________________

(1) Includes 815,019 shares of Common Stock held by ABG WTT- Pulmonx Limited. ABG-WTT Global Life Science Capital Partners GP, L.P. is the general partner of Ally Bridge Group-WTT Global Life Science Capital Partners, L.P., which owns 100% of the equity of ABG WTT- Pulmonx Limited, and may be deemed to beneficially own the Common Stock held by ABG WTT- Pulmonx Limited.

(2) Based on 33,925,419 shares of Common Stock outstanding, as reported in the Prospectus filed by the Issuer on October 1, 2020 (and prior to any option exercise by the underwriters).

CUSIP No. 745848101
1	Name of Reporting Persons ABG-WTT Global Life Science Capital Partners GP Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 815,019 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 815,019 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 815,019 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.4% (2)
12	Type of Reporting Person (See Instructions) CO

____________________

(1) Includes 815,019 shares of Common Stock held by ABG WTT- Pulmonx Limited. ABG-WTT Global Life Science Capital Partners GP Limited is the general partner of ABG-WTT Global Life Science Capital Partners GP, L.P., which is the general partner of Ally Bridge Group-WTT Global Life Science Capital Partners, L.P., which owns 100% of the equity of ABG WTT- Pulmonx Limited, and may be deemed to beneficially own the Common Stock held by ABG WTT- Pulmonx Limited.

(2) Based on 33,925,419 shares of Common Stock outstanding, as reported in the Prospectus filed by the Issuer on October 1, 2020 (and prior to any option exercise by the underwriters).

CUSIP No. 745848101
1	Name of Reporting Persons Ally Bridge MedAlpha Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 275,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 275,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 275,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.8% (1)
12	Type of Reporting Person (See Instructions) PN

____________________

(1) Based on 33,925,419 shares of Common Stock outstanding, as reported in the Prospectus filed by the Issuer on October 1, 2020 (and prior to any option exercise by the underwriters).

CUSIP No. 745848101
1	Name of Reporting Persons Ally Bridge MedAlpha Management L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 275,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 275,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 275,000 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.8% (2)
12	Type of Reporting Person (See Instructions) PN

____________________

(1) Includes 275,000 shares of Common Stock held by Ally Bridge MedAlpha Master Fund L.P. Ally Bridge MedAlpha Management L.P. is the investment manager of Ally Bridge MedAlpha Master Fund L.P., and may be deemed to beneficially own the common stock held by Ally Bridge MedAlpha Master Fund L.P.

(2) Based on 33,925,419 shares of Common Stock outstanding, as reported in the Prospectus filed by the Issuer on October 1, 2020 (and prior to any option exercise by the underwriters).

CUSIP No. 745848101
1	Name of Reporting Persons Ally Bridge MedAlpha Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 275,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 275,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 275,000 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.8% (2)
12	Type of Reporting Person (See Instructions) OO

____________________

(1) Includes 275,000 shares of Common Stock held by Ally Bridge MedAlpha Master Fund L.P. Ally Bridge MedAlpha Management GP, LLC is the general partner of Ally Bridge MedAlpha Management L.P., which is the investment manager of Ally Bridge MedAlpha Master Fund L.P., and may be deemed to beneficially own the common stock held by Ally Bridge MedAlpha Master Fund L.P.

(2) Based on 33,925,419 shares of Common Stock outstanding, as reported in the Prospectus filed by the Issuer on October 1, 2020 (and prior to any option exercise by the underwriters).

CUSIP No. 745848101
1	Name of Reporting Persons Ally Bridge Group (NY) LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 275,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 275,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 275,000 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.8% (2)
12	Type of Reporting Person (See Instructions) OO

____________________

(1) Includes 275,000 shares of Common Stock held by Ally Bridge MedAlpha Master Fund L.P. Ally Bridge Group (NY) LLC is the manager of Ally Bridge MedAlpha Master Fund L.P., and may be deemed to beneficially own the common stock held by Ally Bridge MedAlpha Master Fund L.P.

(2) Based on 33,925,419 shares of Common Stock outstanding, as reported in the Prospectus filed by the Issuer on October 1, 2020 (and prior to any option exercise by the underwriters).

CUSIP No. 745848101
1	Name of Reporting Persons Fan Yu
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,411,363 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,411,363 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,411,363 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.2% (2)
12	Type of Reporting Person (See Instructions) IN

____________________

(1) Includes (i) 833,333 shares of Common Stock held by ABG-Pulmonx Limited, (ii) 303,030 shares of Common Stock held by ABG YY Limited, and (iii) 275,000 shares of Common Stock held by Ally Bridge MedAlpha Master Fund L.P. Fan Yu is in a position to, directly or indirectly, exercise or share the ultimate voting and disposition control of the Common Stock owned by each of these three record stockholders.

(2) Based on 33,925,419 shares of Common Stock outstanding, as reported in the Prospectus filed by the Issuer on October 1, 2020 (and prior to any option exercise by the underwriters).

Item 1.
(a)	Name of Issuer: Pulmonx Corporation (“Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 700 Chesapeake Drive, Redwood City, California 94603

Item 2.
(a)

Name of Person Filing:
This Schedule 13G is jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following persons (collectively, the “Reporting Persons”):

ABG-Pulmonx Limited

Ally Bridge Group Innovation Capital Partners III, L.P.

ABG Innovation Capital Partners III GP, L.P.

ABG Innovation Capital Partners III GP Limited

ABG YY Limited

ABG Management Ltd.

ABG WTT- Pulmonx Limited

Ally Bridge Group-WTT Global Life Science Capital Partners, L.P.

ABG-WTT Global Life Science Capital Partners GP, L.P.

ABG-WTT Global Life Science Capital Partners GP Limited

Ally Bridge MedAlpha Master Fund L.P.

Ally Bridge MedAlpha Management L.P.

Ally Bridge MedAlpha Management GP, LLC

Ally Bridge Group (NY) LLC

Fan Yu

The foregoing persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the filing persons that such a group exists.

(b)

Address of Principal Business Office or, if none, Residence:
The principal business address for ABG-Pulmonx Limited, ABG Management Ltd., ABG WTT- Pulmonx Limited, Ally Bridge Group-WTT Global Life Science Capital Partners, L.P., ABG-WTT Global Life Science Capital Partners GP, L.P., ABG-WTT Global Life Science Capital Partners GP Limited, Ally Bridge Group Innovation Capital Partners III, L.P., ABG Innovation Capital Partners III GP, L.P., ABG Innovation Capital Partners III GP Limited and Fan Yu is Unit 3002-3004, 30/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. The principal business address for ABG YY Limited is 27/F, No. 238 Des Voeux Road Central, Hong Kong. The principal business address for Ally Bridge MedAlpha Master Fund L.P., Ally Bridge MedAlpha Management L.P., Ally Bridge MedAlpha Management GP, LLC and Ally Bridge Group (NY) LLC is 430 Park Avenue, Fl 12, New York, NY 10022.

(c)

Citizenship:
ABG YY Limited and ABG-Pulmonx Limited are entities organized under the laws of the British Virgin Islands.

ABG Innovation Capital Partners III GP Limited, ABG Innovation Capital Partners III GP, L.P. Ally Bridge Group Innovation Capital Partners III, L.P., ABG WTT- Pulmonx Limited, Ally Bridge Group-WTT Global Life Science Capital Partners, L.P., ABG-WTT Global Life Science Capital Partners GP, L.P., ABG-WTT Global Life Science Capital Partners GP Limited, Ally Bridge MedAlpha Master Fund L.P., Ally Bridge MedAlpha Management L.P., Ally Bridge MedAlpha Management GP, LLC and ABG Management Ltd. are entities organized under the laws of the Cayman Islands.

Ally Bridge Group (NY) LLC is an entity organized under the laws of State of Delaware, the United States.

Fan Yu is a citizen of Hong Kong.

(d)	Title of Class of Securities: Common Stock, par value $0.001.
(e)	CUSIP Number: 745848101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or §§240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Shares that are beneficially owned by each Reporting Person as of the date of filing.
(b)	Percent of class: See Item 11 of the cover pages to this Schedule 13G for the percentage of Shares that are beneficially owned by each Reporting Person as of the date of filing.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote
	(ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition of
(iv)

Shared power to dispose or to direct the disposition of

See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Shares that are beneficially owned by each Reporting Person as of the date of filing as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2020

ABG-Pulmonx Limited

By:	/s/ Pang, Andrew Chee On
	Name:	Pang, Andrew Chee On
	Title:	Director

Ally Bridge Group Innovation Capital Partners III, L.P.
By: ABG Innovation Capital Partners III GP, L.P., its general partner
By: ABG Innovation Capital Partners III GP Limited, its general partner

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

ABG Innovation Capital Partners III GP, L.P.
By: ABG Innovation Capital Partners III GP Limited, its general partner

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

ABG Innovation Capital Partners III GP Limited

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

ABG YY Limited

By:	/s/ Pang, Andrew Chee On
	Name:	Pang, Andrew Chee On
	Title:	Director

ABG Management Ltd.

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

ABG WTT- Pulmonx Limited

By:	/s/ Pang, Andrew Chee On
	Name:	Pang, Andrew Chee On
	Title:	Director

Ally Bridge Group-WTT Global Life Science Capital Partners, L.P.
By: ABG-WTT Global Life Science Capital Partners GP, L.P., its general partner
By: ABG-WTT Global Life Science Capital Partners GP Limited, its general partner

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

ABG-WTT Global Life Science Capital Partners GP, L.P.
By: ABG-WTT Global Life Science Capital Partners GP Limited, its general partner

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

ABG-WTT Global Life Science Capital Partners GP Limited

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

Ally Bridge MedAlpha Master Fund L.P.
By: Ally Bridge MedAlpha General Partner L.P., its general partner
By: Ally Bridge MedAlpha GP, LLC, its general partner

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Manager

Ally Bridge MedAlpha Management L.P.
By: Ally Bridge MedAlpha Management GP, LLC, its general partner
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

Ally Bridge MedAlpha Management GP, LLC
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

Ally Bridge Group (NY) LLC
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

Fan Yu

By:	/s/ Fan Yu
	Name:	Fan Yu

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement

Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of October 13, 2020.

ABG-Pulmonx Limited

By:	/s/ Pang, Andrew Chee On
	Name:	Pang, Andrew Chee On
	Title:	Director

Ally Bridge Group Innovation Capital Partners III, L.P.
By: ABG Innovation Capital Partners III GP, L.P., its general partner
By: ABG Innovation Capital Partners III GP Limited, its general partner

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

ABG Innovation Capital Partners III GP, L.P.
By: ABG Innovation Capital Partners III GP Limited, its general partner

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

ABG Innovation Capital Partners III GP Limited

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

ABG YY Limited

By:	/s/ Pang, Andrew Chee On
	Name:	Pang, Andrew Chee On
	Title:	Director

ABG Management Ltd.

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

ABG WTT- Pulmonx Limited

By:	/s/ Pang, Andrew Chee On
	Name:	Pang, Andrew Chee On
	Title:	Director

Ally Bridge Group-WTT Global Life Science Capital Partners, L.P.
By: ABG-WTT Global Life Science Capital Partners GP, L.P., its general partner
By: ABG-WTT Global Life Science Capital Partners GP Limited, its general partner

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

ABG-WTT Global Life Science Capital Partners GP, L.P.
By: ABG-WTT Global Life Science Capital Partners GP Limited, its general partner

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

ABG-WTT Global Life Science Capital Partners GP Limited

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

Ally Bridge MedAlpha Master Fund L.P.
By: Ally Bridge MedAlpha General Partner L.P., its general partner
By: Ally Bridge MedAlpha GP, LLC, its general partner

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Manager

Ally Bridge MedAlpha Management L.P.
By: Ally Bridge MedAlpha Management GP, LLC, its general partner
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

Ally Bridge MedAlpha Management GP, LLC
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

Ally Bridge Group (NY) LLC
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

Fan Yu

By:	/s/ Fan Yu
	Name:	Fan Yu